Exhibit 99.1

October 9, 2015

Support.com, Inc.
900 Chesapeake Drive, Second Floor
Redwood City, California 94063
Attn: Board of Directors

To the Board of Directors:

We are a group of shareholders of Support.com, Inc. (“Support” or the “Company”) who together own approximately 12.3% of its outstanding common stock, making us the largest owners of the Company.  The Company’s share price has declined approximately 40% this year and currently has a negative enterprise value.

Support’s Board of Directors (the “Board”) and management must recognize that the Company’s negative enterprise value is an indictment of their strategy and governance.   We note that four of the Company’s six directors have been in place since 2009 or prior, including Jim Stephens, the Chairman of the Board.  During their tenure the Company’s share price has declined from over $7 per share in 2007 to a recent low of $1.06.  The Board and management must immediately recognize and take responsibility for the destruction of shareholder value on their watch.  Compounding this is the unwillingness of insiders to make any significant equity purchases that could demonstrate some faith in their current strategy.

We urge the Board to refrain from any action that would further harm shareholders either by making a material acquisition or by entrenching themselves.  Specifically, the Board and management must not take any action to use corporate resources in any material transaction without shareholder approval or prior to shareholders having the opportunity to vote on the composition of the Board.  We also urge the Company not to use corporate resources to disenfranchise shareholders or entrench management.

We standby ready to work with you cooperatively to address the problems facing the Company.

/s/ Eric Singer     /s/ Josh Schechter

Eric Singer and Josh Schechter